June 30, 2005

Mail Stop 3561

via U.S. mail and facsimile

Frank Aiello, President
Cal Alta Auto Glass, Inc.
#8 3927 Edmonton Trail N.E.
Calgary, Alberta, CANADA T2E6T1

Re:  Cal Alta Auto Glass, Inc.
       Amendment 1 of Form 10-SB
       Filed May 18, 2005
       File No. 0-51227

Dear Mr. Aiello:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note the updating requirements of Item 310(g) of Regulation
S-B.

Registration Statement Facing Page

2. Please correct the Commission registration number on all future amendments to this registration statement.


Documents Incorporated by Reference, page 2

3. You have indicated that you have not incorporated any documents by reference; however, it appears that is incorrect and you need to revise it. Please note that we have reviewed your response to our prior comment 51. State, in the description for Exhibit 2.1 in the
Index to Exhibits, that you are incorporating the exhibit by reference. In addition, provide the title of the filed document in which the exhibit is found, the date the document was filed, and the exhibit number in the other filing. We find no documents filed by NanoSignal Corp on September 24, 2004. We may have further comment when we have reviewed the exhibit.

Item 1. Description of Business, page 4

4. Revise to clarify the meaning of the sentence that states that Mr.
Aiello "put the assets and liabilities of the auto glass operations in Cal Alta Auto Glass, Ltd." Since this disclosure is also included in note 10 to the financial statements, please revise the disclosure in this location as well.
5. Reconcile the references to Pro Glass Industries and Pro Glass
Technologies.
6. Specify the "Company" in the first sentence of the fourth paragraph.
7. Give the full corporate name of the companies referred to in the fourth full paragraph on page 5.
8. We repeat our prior comment 4 which states: "In the ninth paragraph of this section, which paragraph begins, "The operating subsidiary ...," please identify the "subsidiaries (plural)."

Reports to Shareholders, page 6

9. As we stated in our prior comment 5, please reference your statement which begins: `If the Securities and Exchange Commission declares this registration statement effective, we will ....`
Please
note that the registration statement became effective automatically
60 days after your initial filing. Thus, the registrant became subject to the reporting requirements on or about May 27, 2005.


Management`s Discussion and Analysis, page 8

10. With respect to our previous comment 17, we reiterate our request for you to disclose the reason for the increase in gross profit percentage from 43% in 2003 to 52% in 2004.

Liquidity and Capital Resources, page 13

11. At the end of the last paragraph of this section, you state that
the Company "used cash in financing activities" and the Company
"used
$37,581 compared to $110,093". Revise to clarify the meaning of these disclosures. For example, in lieu of your current disclosure you may want to disclose that the Company issued $37,581 in notes to
related parties in 2004 whereas in 2003 the Company issued
$110,093
in notes to related parties, if appropriate.

Certain Relationships and Related Transactions, page 18

12. The reference to "no interest. . .has been determined for the receivable or payable" on page 20 should be revised to state, if true that "the interest rates are zero" or "the obligations are without interest". If the rates may be determined at a later date, please so state and approximate the rates.
Part II

Item 4. Recent Sales of Unregistered Securities, page 23

13. Please disclose the section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available.

Off Balance Sheet Disclosures

14. With respect to our previous comment 22, you state in your supplemental response that our comment is "not applicable". Per Item
303 (c) of Regulation   S-B, a Company is required to include a
description of off balance sheet arrangements. Revise to include this disclosure if the off balance sheet arrangements are material.


Financial Statements

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition
15. With respect to our previous comment 42, we note the revisions made to your revenue recognition policy footnote. Continue to revise your disclosure by explaining how the four criteria described in SAB
Topic 104 apply to your specific company and their revenue generating activities.

Note 5 - Operating Leases

16. We re-issue our previous comment 46 since we did not note any revisions to the notes to the financial statements with respect to our previous comment.

Note 8 - Income Taxes

17. Revise to include the net change during the year in the total valuation allowance in accordance with paragraph 43 of SFAS 109.

Note 10 - Related Party Transactions

18. We note your revisions with respect to our previous comment
47.
Please revise to clarify the meaning of the third and fourth sentences of the third paragraph on page 39. Also, in the second sentence of this paragraph, you state that the payable is due to FAA
Enterprises instead of stating the amounts are due from FAA Enterprises. Revise this sentence accordingly as well.
19. In the financial statements filed with the Form 10-SB, the loans receivable balance as of December 31, 2004 was $389,978. In the revised Form 10-SB, this balance is reported as equal to $233,935. (We note that the reclassification offset is to accounts payable). Revise to describe the nature of the restatements made in the amended financial statements. Disclose on the face of the financial statements that they have been restated. The auditor should refer to the restatement in its report as indicated by AU Section 561.06a. Please direct your independent accountant to revise its report to reference the restatement made to the audited 2004 financial statements.


Contingencies

20. With respect to our previous comment 50, you state in your supplemental response that our comment is "not applicable". If the
Company does not have any contingencies, revise the balance sheet to include a line item for such account with a zero balance or provide a disclosure stating the fact that the Company does not have any kind of contingencies. If the Company does have contingencies, revise the financial statements to include these. Refer to SFAS 5.

Signatures

21. We note the May 18, 2005 filing, which is the subject of this letter, was signed on March 22, 2005, prior to your March 29, 2005 initial filing with signatures of the same date. Please file subsequent amendments to this registration statement with current signatures.

Closing Comments


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Babette Cooper at (202) 551- 3396 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at
(202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

cc:   By facsimile to Frank Aiello
	At (403) 216-3479

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Frank Aiello, President
Cal Alta Auto Glass, Inc.
June 30, 2005
Page 5